BD 3/16 A

AB 3/20

06004176

ED STATES
EXCHANGE COMMISSION
on, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

RECEIVED MAR 0 1 2006 WASH., D.C. SEC MAIL PROCESSING SECTION

SEC FILE NUMBER
8-52331

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Provident Securities, Inc. D/B/A
Provident International Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
654 Madison Avenue – Suite 1009
(No. and Street)

NEW YORK	NY	10021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Bishop, Managing Director **(212) 601-2400**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last. first. middle name)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 8 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, Mark Bishop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Provident Securities, Inc. D/B/A Provident International Securities, Inc.**, as of **DECEMBER 31, 2005,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

Managing Director
Title

ROSLYN S. HARPER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01HA6070734
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 20[illegible]

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (I) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

PROVIDENT INTERNATIONAL SECURITIES, INC.

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2005

PROVIDENT INTERNATIONAL SECURITIES, Inc.

INDEX

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of Provident International Securities, Inc.:

We have audited the accompanying statement of financial condition of Provident International Securities, Inc. as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Provident International Securities, Inc. as of December 31, 2005 in conformity with generally accepted accounting principles in the United States of America.

February 22, 2006 Kaufmann, Gallucci & Grumer, LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

PROVIDENT INTERNATIONAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	92,892
Securities owned, not readily marketable at estimated fair value		176,175
Due from related parties		147,332
Prepaid expenses and other assets		38,323
TOTAL ASSETS	$	454,722

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	60,390
Shareholder's equity :		
Common stock, $0.01 par value; 100 shares authorized issued and outstanding		1
Additional paid-in capital		2,330,430
Accumulated deficit		(1,936,099)
TOTAL SHAREHOLDER'S EQUITY		394,332
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	454,722

The accompanying notes are an integral part of this financial statement.

PROVIDENT INTERNATIONAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2005

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Provident International Securities, Inc. was incorporated on December 11, 1998, under the laws of the State of Delaware. The Company is registered as a broker-dealer with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc. The Company's primary business activities include investment banking, advisory and consulting services, and merger and acquisition assignments and valuations.

The Company is a component of a larger business enterprise and is a wholly owned subsidiary of Provident Financial International LLC, the immediate Parent. The Company's working capital has been obtained from funds provided by its Parent. In the absence of generating positive cash flow from operations, the Company is dependent upon the continued availability of funding from its Parent or, in its absence, alternative sources of funding would be required to support operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

The Company records revenue from its investment banking and other business activities at the time the transaction is closed. Consulting fee expenses are recorded as the services are rendered and billed to the Company's clients.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses on these accounts.

Income taxes are accounted for under Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax asset and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced to estimated amounts to be realized by use of a valuation allowance (Note 3). For the year ended December 31, 2005, the Company incurred a net operating loss for Federal income tax purposes totaling approximately $285,000.

NOTE 2 - CONTINUED

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - INCOME TAXES

At December 31, 2005, the Company has a net operating loss carry forward totaling approximately $1,900,000. These losses may be used to offset future taxable income. The losses expire at various dates through 2025.

At December 31, 2005, the Company has recorded a deferred tax asset of approximately $760,000 resulting primarily from net operating loss carry forwards. A valuation allowance of the same amount has been recorded against the deferred tax asset in accordance with the realization criteria established by SFAS 109.

NOTE 4 - RELATED PARTIES

The Company has advanced funds to related parties to support their operations and has paid expenses on behalf of these related parties. Amounts due from these related parties totaled to $147,332 at December 31, 2005. These balances do not accrue interest and have no defined repayment terms. During 2005, the Company has included $476,243 as reimbursable expenses from these related parties in the accompanying statement of operations.

The Company has agreed to reimburse an affiliate for support services and expenses that are provided by the affiliate. During 2005, the Company reimbursed its affiliate $117,100 which consisted of:

Compensation	$15,000
Rent	56,100
Office supplies	46,000
Total	$117,100

NOTE 5 - COMMITMENTS AND CONTINGENCIES

During 2003, the Company was informed that the Florida Office of Financial Institutions and Securities Regulation (FOFISR) uncovered alleged violations of the Florida Statutes by their Miami, Florida office. During 2002, the Company closed this office. The Company and its attorney believe the claims are without merit and have been attempting to negotiate a mutually agreeable settlement. The outcome of this matter and potential liability, if any, cannot be determined at this time.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as define, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2005, the Company had net capital of $32,502 which was $27,502 in excess of the required minimum net capital at that date of $5,000.